UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2017
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from __________to__________
Commission file number 1-9518

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

REQUIRED INFORMATION

See the attached Financial Statements for The Progressive Corporation Executive Deferred Compensation Plan, as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Progressive Corporation Executive Deferred Compensation Plan
		By:	/s/ Jeffrey W. Basch
		Name:	Jeffrey W. Basch
Authorized Signatory

Date:	March 16, 2018

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

As of December 31, 2017 and 2016
and for Each of the Three Years in the Period Ended December 31, 2017

INDEX

	Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4	-	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Progressive Corporation
Cleveland, Ohio

Opinion of the Financial Statements

We have audited the accompanying Statement of Net Assets Available for Benefits of The Progressive Corporation Executive Deferred Compensation Plan (the Plan) as of December 31, 2017 and 2016 and the related Statements of Changes in Net Assets Available for Benefits for each of the three years in the period ended December 31, 2017 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Meaden & Moore, Ltd.
MEADEN & MOORE, LTD.

We have served as the Plan’s auditor since 1999.

Cleveland, Ohio
March 16, 2018

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation
Executive Deferred Compensation Plan

	December 31
	2017	2016
Assets:

Receivables:
Employer	$3,506,961	$3,911,936

Total Receivables	3,506,961	3,911,936

Investments, at Fair Value:
Common Shares of The Progressive Corporation	288,446,011	195,861,568
Other investments	167,003,912	136,914,243

Total Investments	455,449,923	332,775,811

Net Assets Available for Benefits	$458,956,884	$336,687,747

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation
Executive Deferred Compensation Plan

	Year Ended December 31
	2017	2016	2015
Additions to Net Assets Attributed to:
Contributions:
Employer	$9,606,380	$18,480,820	$33,174,695

Net appreciation in fair value of investments	116,928,050	24,005,137	16,090,309
Net realized gains	15,251,173	4,331,418	1,342,612
Dividends	7,521,936	7,750,469	7,088,961
Interest	11	1,278	4,415
Revenue Share - see footnote 2	42,778	90,633	83,532

Total Additions	149,350,328	54,659,755	57,784,524

Deductions from Net Assets Attributed to:
Benefits paid to participants	27,081,191	8,857,525	7,084,846

Net Increase	122,269,137	45,802,230	50,699,678

Net Assets Available for Benefits:
Beginning of Year	336,687,747	290,885,517	240,185,839

End of Year	$458,956,884	$336,687,747	$290,885,517

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2017

1 Description of the Plan

The Progressive Corporation Executive Deferred Compensation Plan (the "Plan") became effective January 1, 1995, and is maintained pursuant to a 2010 Amendment and Restatement and First, Second, Third and Fourth Amendments thereto. The Plan permits eligible executives of The Progressive Corporation (the "Company") and certain of its subsidiaries to defer all, or a portion, of their bonuses, annual restricted stock unit awards and incentive awards payable under certain bonus and incentive plans of the Company. Eligible executives include those with bonus targets of at least 35% and other employees designated by the Compensation Committee of the Company's Board of Directors. Plan participation is voluntary.

During 2017, employees of ARX Holding Corp. and its subsidiaries became eligible to participate in the Plan beginning with bonuses earned and incentive awards granted in 2018.

Eligible executives who wish to participate in the Plan must enter into an irrevocable deferral agreement specifying the portion of the bonus to be deferred. Participants must enter into a different deferral agreement for each bonus or other incentive award prior to the year in which the bonus or incentive award is earned. Deferral agreements relating to stock awards must be entered into before the year in which the award is granted. Each Participant may elect to transfer any portion of their account from one investment fund to another on any day the New York Stock Exchange is open, but not more frequently than twice per calendar quarter.

The Plan is intended to be an unfunded Plan providing benefits for a select group of management and highly compensated employees for purposes of the Employee Retirement Income Security Act of 1974 ("ERISA") and is, therefore, exempt from certain ERISA requirements.

A deferral account is established for all deferrals that relate to the same payout date. The account is credited with an amount equal to the initial amounts deferred as of the date such amounts otherwise would have been paid to the participant in cash. All amounts initially credited to each account will be deemed to be invested in the investment fund selected by the participant. Any deferral of a stock award granted on or after March 17, 2005, shall be deemed to be invested in the company stock fund until the deferral account has been distributed or withdrawn. The gains or losses of each investment fund are allocated among the appropriate accounts based on the proportion each participant's account balance bears to the total account balances for all participants. Each participant’s benefit at any date is equal to the value of his/her account as of that date.

All deferrals credited to a deferral account will be deemed to be invested in one or more of the investment funds available under the Plan, based on the participant's investment election. Investment funds include common shares of the Company, a money market fund, and several stock and bond mutual funds. Income from each fund is deemed to be reinvested in the fund that produced the income.

The investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the Trust described in Note 5, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, shall be credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

The balance of each deferral account will be distributed to the participant upon the earlier of death, termination of employment, change in control of the Company or the date on which any fixed deferral period elected by the participant expires. Distribution may also be made with the consent of the Plan committee, if the participant becomes disabled or experiences an unforeseeable emergency. A participant's fixed deferral period election is irrevocable.

Distributions made on account of the participant's death, disability, unforeseeable emergency or change in control of the Company will be paid in a lump sum. Distributions made on account of the participant's termination of employment or expiration of a fixed deferral period will be paid in either a lump sum or in three, five or ten annual installments, as elected by the participant. Distributions of deferred stock awards granted in 2005 and later years will be made in common shares; all other Plan distributions will be made in cash.

The above description is provided for informational purposes. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2017

2 Summary of Significant Accounting Policies

General:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation:

The investment in common shares of the Company is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the stock and bond mutual funds and money market fund are valued at market. Market values for these investments were determined by quoted prices, which represent the net asset value of shares held by the Plan at year-end.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions. Significant changes in market conditions could materially affect Plan investments.

Fair Value:

As defined in FASB ASC 820, "Fair Value Measurements", fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements.

The Plan has categorized its financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g. active exchange-traded equity securities).

Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable. Unobservable inputs reflect the reporting entity’s subjective evaluation about the assumptions market participants would use in pricing the financial instrument.

The composition of the investment portfolio as of December 31 was:

Description	12/31/2017	Level 1	Level 2	Level 3
Money Market	$8,007,575	$8,007,575	$—	$—
Mutual Funds	158,996,337	158,996,337	—	—
Common Stock	288,446,011	288,446,011	—	—
Total	$455,449,923	$455,449,923	$—	$—

Description	12/31/2016	Level 1	Level 2	Level 3
Money Market	$6,932,287	$6,932,287	$—	$—
Mutual Funds	129,981,956	129,981,956	—	—
Common Stock	195,861,568	195,861,568	—	—
Total	$332,775,811	$332,775,811	$—	$—

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2017

2 Summary of Significant Accounting Policies, Continued

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Other:

Investment transactions are recorded on a trade date basis.

Realized gains and losses on the sale or distribution of securities are determined based on the average cost of the securities sold.

Dividend income is recorded on the ex-dividend date. Interest and other investment income are recorded as earned on the accrual basis.

Short-term trading fees are imposed by some funds in the Plan if any shares are sold, withdrawn or transferred out, after holding them for less than a specified period of time.

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses of the Plan.

Revenue Share:

Beginning in 2015, for any investment that generates revenue share for Fidelity Management Trust Company (FMTC), the trustee of the rabbi trust described in Note 5, FMTC is returning that revenue share back to the Plan and the Plan in turn returns that revenue to the participants who are invested in those funds. This fee credit is issued to participants quarterly.

Recent Accounting Pronouncements:

In February 2017, the FASB issued Accounting Standards Update No. 2017-06, Plan Accounting (Topics 960, 962, and 965): Employee Benefit Plan Master Trust Reporting (ASU 2017-06). ASU 2017-06 requires the Plan's interest in the master trust and any change in that interest to be presented as separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The amendment also requires all plans to disclose their master trust's other asset and liability balances and the dollar amount of the plan's interest in each of those balances. In addition, the amendment eliminates the requirement to disclose the percentage interest in the master trust for plans with dividend interest and requires that all plans disclose the dollar amount of their interest in each general type of investment. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. Plan management has determined this pronouncement has no impact on the Plan's financial statements or disclosures.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2017

3 Participant Accounts

Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. The total number of shares and share values as of December 31, 2017 and 2016, by fund, were as follows:

		2017
	Ticker	Total Number	Net Asset	Fair
Investment Options	Symbol	of Shares	Share Value ($)	Value
American Beacon Small Cap Value Fund
Class Institutional	AVFIX	21,029.46	27.41	$576,417
Fidelity Diversified International K6 Fund	FKIDX	441,236.07	10.84	4,782,999
Fidelity Low-Priced Stock K6 Fund	FLKSX	214,872.09	11.22	2,410,865
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	55,634.94	38.23	2,126,924
John Hancock Small Company Fund Class A	JCSAX	15,083.52	28.23	425,808
Oakmark Equity And Income Fund Class I	OAKBX	205,057.52	32.19	6,600,802
PIMCO Total Return Fund Institutional Class	PTTRX	1,239,526.46	10.27	12,729,937
Templeton World Fund Class A	TEMWX	10,227.42	16.92	173,048
The Progressive Corporation	PGR	5,121,555.59	56.32	288,446,011
Vanguard Balanced Index Fund Institutional Shares	VBAIX	19,086.65	34.72	662,688
Vanguard Federal Money Market Fund Investor Shares	VMFXX	8,007,575.54	1.00	8,007,576
Vanguard Growth Index Fund Institutional Shares	VIGIX	43,472.21	72.35	3,145,214
Vanguard Institutional Index Fund Institutional
Plus Shares	VIIIX	420,764.52	243.48	102,447,745
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	90,944.98	42.32	3,848,792
Vanguard Small-Cap Index Fund
Institutional Plus Shares	VSCPX	13,934.73	204.30	2,846,865
Vanguard Total Bond Market Index Fund
Institutional Plus Shares	VBMPX	518,343.07	10.75	5,572,188
Vanguard Total International Stock Index Fund
Institutional Shares	VTSNX	20,443.59	122.03	2,494,731
Vanguard Value Index Fund Institutional Shares	VIVIX	141,975.67	41.41	5,879,212
Wasatch Small Cap Growth Fund	WAAEX	52,400.86	43.36	2,272,101
				$455,449,923

		2016
	Ticker	Total Number	Net Asset	Fair
Investment Options	Symbol	of Shares	Share Value ($)	Value
American Beacon Small Cap Value Fund
Class Institutional	AVFIX	17,979.09	27.63	$496,762
Fidelity Diversified International Fund - Class K	FDIKX	111,984.69	33.23	3,721,251
Fidelity Low-Priced Stock Fund - Class K	FLPKX	41,648.70	49.43	2,058,695
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	47,874.97	34.63	1,657,910
Fidelity Money Market Trust Retirement
Government Money Market II Portfolio	FRTXX	6,932,287.02	1.00	6,932,287
John Hancock Small Company Fund Class A	JCSAX	14,781.71	27.95	413,149
Oakmark Equity And Income Fund Class I	OAKBX	214,192.70	30.42	6,515,742
PIMCO Total Return Fund Institutional Class	PTTRX	870,867.36	10.03	8,734,800
Templeton World Fund Class A	TEMWX	10,267.53	15.88	163,048
The Progressive Corporation	PGR	5,517,227.26	35.50	195,861,568
Vanguard Growth Index Fund Institutional Shares	VIGIX	44,405.92	57.31	2,544,903
Vanguard Institutional Index Fund Institutional
Plus Shares	VIIIX	417,639.27	203.84	85,131,589
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	79,341.72	35.99	2,855,509
Vanguard Small-Cap Index Fund
Institutional Shares	VSCIX	29,791.33	61.77	1,840,210
Vanguard Total Bond Market Index Fund
Institutional Shares	VBTIX	474,564.62	10.65	5,054,113
Vanguard Total International Stock Index Fund
Institutional Shares	VTSNX	16,748.31	98.50	1,649,709
Vanguard Value Index Fund Institutional Shares	VIVIX	137,220.55	36.23	4,971,501
Wasatch Small Cap Growth Fund	WAAEX	54,627.07	39.78	2,173,065
				$332,775,811

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2017

4 Investment Programs

Various changes were made to the investment options available in the Plan in 2017. The changes are summarized below:

Fund Name	Ticker Symbol	Effective Date	Change
Oakmark Equity And Income Fund Class I	OAKBX	June 1	Frozen to new deferrals and exchanges in.
American Beacon Small Cap Value Fund
Class Institutional	AVFIX	June 1	Frozen to new deferrals and exchanges in.
Wasatch Small Cap Growth Fund	WAAEX	June 1	Frozen to new deferrals and exchanges in.
Vanguard Balanced Index Fund Institutional Shares	VBAIX	June 1	Added to the investment fund lineup.
Vanguard Federal Money Market Fund Investor Shares	VMFXX	June 1	Added to the investment fund lineup.
Fidelity Money Market Trust Retirement
Government Money Market II Portfolio	FRTXX	June 1	Removed from the investment fund lineup.
Fidelity Diversified International K6 Fund	FKIDX	November 3	Added to the investment fund lineup.
Fidelity Low-Priced Stock K6 Fund	FLKSX	November 3	Added to the investment fund lineup.
Vanguard Small-Cap Index Fund
Institutional Plus Shares	VSCPX	November 3	Added to the investment fund lineup.
Vanguard Total Bond Market Index Fund
Institutional Plus Shares	VBMPX	November 3	Added to the investment fund lineup.
Fidelity Diversified International Fund - Class K	FDIKX	November 3	Removed from the investment fund lineup.
Fidelity Low-Priced Stock Fund - Class K	FLPKX	November 3	Removed from the investment fund lineup.
Vanguard Small-Cap Index Fund
Institutional Shares	VSCIX	November 3	Removed from the investment fund lineup.
Vanguard Total Bond Market Index Fund
Institutional Shares	VBTIX	November 3	Removed from the investment fund lineup.

At December 31, 2017 and 2016, there were 79 and 77 (respectively) Plan participants.

5 Trust

The Company maintains a Trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The Trust is irrevocable. The Company is required to make annual deposits to the Trust to the extent necessary to insure that the value of all Trust assets is sufficient to pay all Plan obligations as of the close of each Plan year. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. All assets of the Trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under federal and state law, should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to federal bankruptcy proceedings.

6 Related Party

Certain Plan investment choices are mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee of the Trust and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions. The Plan paid no fees in 2017, 2016 or 2015 for investment management or Trust services.

7 Administration of the Plan

The Plan is administered by a committee consisting of not less than two members of the Company's Board of Directors, all of whom serve on the committee at the pleasure of the Board. The committee has full power to administer the Plan, including, but not limited to, the authority to make and enforce rules and regulations, to interpret the Plan's provisions, to compute amounts payable under the Plan and to authorize disbursements from the Plan and the Trust.

Certain administrative functions are performed by employees of the Company, or its subsidiaries. No such employees receive compensation from the Plan.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2017

8 Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2017, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

9 Right to Terminate

The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Internal Revenue Code.

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT

23	23	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated March 16, 2018, to incorporate by reference their report dated March 16, 2018.